THT Heat Transfer Technology, Inc.
No. 5 Nanhuan Road, Tiexi District
Siping, Jilin Province 136000
People's Republic of China

February 11, 2013

By EDGAR Transmission and by Hand Delivery
Rufus Decker
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	THT Heat Transfer Technology, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 30, 2012
File No. 1-34812

Dear Mr. Decker:

On behalf of THT Heat Transfer Technology, Inc. (“THT” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 24, 2013, providing the Staff’s comments with respect to the above referenced Form 10-K.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Form 10-K for the Year Ended December 31, 2011

Financial Statements

Make Good Escrow Agreement, Page F-24

1.

We note your response to comment one from our letter dated December 28, 2012. We note that you provided additional information regarding the impact of the mark to market adjustments on your total assets. Please revise your SAB 99 analysis to also address the impact on your income statements for the 2011 and 2012 quarterly periods, including the estimated impact on the three month period ended December 31, 2012. Your income statement analysis should address at a minimum the impact of the adjustments on income/(loss) before income taxes and noncontrolling interests, net income/(loss), and earnings per share. Please also provide a complete and robust SAB 99 analysis that includes a discussion of the quantitative and qualitative factors considered in assessing materiality. This analysis should also address the impact on the financial statements for the 2011 and 2012 quarterly periods.

THT Heat Transfer Technology, Inc.
February 11, 2013

THT Response:

Pursuant to the estimated shortfall of shares amounting to 184,935 shares as calculated by an independent valuation company using the Monte Carlo model, we have assessed the impact on the quarterly condensed consolidated financial statements as detailed below (please note that all the numbers are based on our best estimate and may be adjusted after the auditor’s review):

	As at and for the three-month period ended (amounts in USD)

	3/31/2011	6/30/2011	9/30/2011	12/31/2011
Closing share price	3.63	3.54	1.90	0.91
Marked to market gain/(loss)	(61,029)	16,644	303,293	183,086

Our analysis is as follows:

	As at and for the three-month period ended

	3/31/2011	6/30/2011	9/30/2011	12/31/2011
Income from operations	3,282,408	3,088,845	198,919	2,766,535
Shareholders’ equity	48,740,075	52,804,880	53,054,855	55,051,091
Total assets	75,232,548	79,152,372	91,424,721	99,810,278
Earnings per share	0.13	0.16	0.01	0.09
Weighted average shares	20,453,500	20,453,500	20,453,500	20,453,500

Percentage deviation based on calculated market to market gain/(loss) for each of the three month period for the year ended December 31, 2011 is as follows:

	As at and for the three-month period ended

	3/31/2011	6/30/2011	9/30/2011	12/31/2011
Based on operating income	1.86%	0.54%	152%	6.62%
Based on equity	0.12%	0.03%	0.57%	0.33%
Based on total assets	0.08%	0.02%	0.33%	0.18%
Based on EPS	2.30%	0.51%	148%	9.95%

THT Heat Transfer Technology, Inc.
February 11, 2013

For assessing the impact in 2012, we have used the estimated number of shares to be paid out (341,410 shares) using the actual shortfall net income pro-rated by the number of shares held in escrow.

	As at and for the three-month period ended (amounts in USD)

	3/31/2012	6/30/2012	9/30/2012	12/31/2012
Closing share price	1.42	1.86	0.91	1.18
Marked to market gain/(loss)	(174,119)	(150,221)	324,340	(92,181)

Our analysis is as follows:

	As at and for the three-month period ended

	3/31/2012	6/30/2012	9/30/2012	12/31/2012
Income from operations	844,381	1,829,244	847,737	1,998,164
Shareholders’ equity	56,005,544	57,477,115	57,907,060	59,201,262
Total assets	97,058,938	103,917,252	114,255,445	119,614,468
Earnings per share	0.03	0.07	0.02	0.03
Weighted average shares	20,453,500	20,453,500	20,453,500	20,453,500

Percentage deviation based on calculated market to market gain/(loss) for each of the three month period for the year ended December 31, 2012 is as follows:

	As at and for the three-month period ended

	3/31/2012	6/30/2012	9/30/2012	12/31/2012
Based on operating income	20.62%	8.21%	38.25%	4.61%
Based on equity	0.31%	0.26%	0.56%	0.16%
Based on total assets	0.18%	0.14%	0.28%	0.08%
Based on EPS	28.38%	10.49%	79.29%	15.02%

THT Heat Transfer Technology, Inc.
February 11, 2013

Based on our experience, we believe that investors and analysts generally use some measure of operating income or net income to evaluate the performance of the Company. Although the impact to net income for several quarters in the periods assessed reflected an impact that exceeded 5%, we looked to the guidance in paragraph 29 of APB Opinion 28 to conclude that such impact was not material. Nonetheless, as there is no quantitative rule of thumb as to when a change is material, we also made a qualitative assessment of the materiality of the error in accordance with SAB 99.

Although we believe that investors and analysts generally use some measure of operating income or net income to evaluate performance of the Company, we do not believe the non-recognition of mark to market gain masks any trends in those measures or that the effect of recognition of the financial liability distorts historical trends in these performance measures. Additionally, the non-recognition of the marked to market gain and financial liability does not improve any negative performance measure in our statement of comprehensive income, such as turning any losses into income or otherwise.

Additionally, the non-recognition of the liability and the resulting marked to market gains had no effect on management compensation, (e.g., it had no impact on whether or not earnings targets or performance thresholds were met nor did it affect eligibility for, or the award (or lack of award) of any bonus, equity or other compensation). No member of management received any special compensation in connection with our quarterly and annual results.

We also considered the potential effect of the disclosure of the information on the market. We believe that all the relevant information relating to the Make Good Escrow Arrangement had been disclosed in the previous financial reports. As this was a one-time event related solely to the make good escrow arrangement between Mr. Zhao and the new investors and is unrelated to the fundamentals of our business or any segment or other portion of our business that plays a role in our ongoing operations or profitability, we did not expect that the additional information on the liability and the resulting marked to market gains calculated according to ASC 480-10-25-14 would result in significant positive or negative market reaction.

Based on such analysis, we believe that the difference between recognition and non-recognition of the liability and the resulting marked to market gain for both years are not qualitatively material to the respective financial statements taken as a whole, nor would the recognition or non-recognition of the deviation affect the judgment of a reasonable person relying on our financial information prepared in accordance with US GAAP.

THT Heat Transfer Technology, Inc.
February 11, 2013

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8158.

Sincerely,

THT Heat Transfer Technology, Inc.

By: /s/ Zhigang Xu
       Zhigang Xu
       Chief Financial Officer

Copies to: Louis A. Bevilacqua, Esq.
                   Fang Liu, Esq.